SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      PerSeptive Biosystems, Inc.
                      (Name of Issuer)

                      Common stock, $0.01 Par Value
               (Title of Class of Securities)

                         715271 10 2
                       (CUSIP Number)

                       Geoffrey Nunes
                    MILLIPORE CORPORATION
                        80 Ashby Road
                      Bedford, MA 01730
                       (617) 533-2209

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      August 22, 1995
   (Date of Event Which Requires Filing of this Statement)

   If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  715271 10 2

1)  Name of Reporting Persons/S.S. or I.R.S. Identification Nos.
of Above Persons
  1.  Millipore Corporation                  /04-2170233
  2.  Millipore Investment Holdings Ltd.     /51-0321703

2)  Check the Appropriate Row if a member of a Group (See
Instructions)
     (a)                 X
     (b)

3)  SEC Use Only

4)  Source of Funds (See Instructions)                     OO

5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d)
or 2(e)

6)  Citizenship or Place of Organization
Millipore Corporation -- Massachusetts
  Millipore Investment Holdings Ltd. --Delaware

 Number of    (7)  Sole Voting Power Millipore Corporation -- 421,436
 Shares Bene-      Millipore Investment Holdings Ltd.      -- 490,763
 ficially     (8)  Shared Voting Power    0
 Owned by     (9)  Sole Dispositive Power Millipore Corporation --  421,436
 Each Reporting           Millipore Investment Holdings Ltd. --     490,763
 Person With   (10)  Shared Dispositive Power               0

11)  Aggregate Amount Beneficially Owned by Each Reporting
Person
               Millipore Corporation --  421,436
               Millipore Investment Holdings Ltd. -- 490,763

12)  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares
(See Instructions)

13) Percent of Class Represented by Amount in Row (11) In aggregate 5.3%

14)  Type of Reporting Person (See Instructions)

     Millipore Corporation                     CO
     Millipore Investment Holdings Ltd.        CO



Item 1.   Security and Issuer
     Equity Securities:       Common Stock, $0.01 Par Value
     Issuer:                  PerSeptive Biosystems, Inc.
                              500 Old Connecticut Path
                              Framingham, MA  01701

Item 2.   Identity and Background
(a)                  Name:             Millipore Corporation
Millipore Investment Holdings Ltd.
(b)                  State of Organization:  Massachusetts  Delaware
(c)                  Address of Principal    80 Ashby Road  1013
Centre Road, Suite 350
     Business & Office:                Bedford, MA 01730
Wilmington, DE  19805
(d)                  Criminal Proceedings:   Not Applicable Not
Applicable
(e)                  Civil Injunction
   relating to Federal or
   State Securities laws:              Not Applicable  Not
Applicable

Item 3.   Source and Amount of Funds or Other Consideration
Millipore Corporation:    The reported shares
                    of Common Stock of PerSeptive Biosystems, Inc. were received upon the redemption of 462.5 shares of the Series A
                    Redeemable Convertible Preferred  Stock, $0.01 Par Value, of
                    PerSeptive Biosystems, Inc. which was part of an aggregate of 1,850 shares of such Preferred Stock delivered to
                    Millipore Corporation in partial consideration for the
                    divestiture sale of the physical assets and goodwill of
                    Millipore Corporation's Life Science Division.
Millipore Investment  The reported shares of Common Stock of PerSeptive
Holdings Ltd.:      Biosystems,  Inc. were  received  upon
                    the  redemption of 537.5 shares of the
                    Series    A   Redeemable   Convertible
                    Preferred  Stock, $0.01 Par Value,  of
                    PerSeptive Biosystems, Inc. which  was
                    part  of an aggregate of 2,150  shares
                    of  such Preferred Stock delivered  to
                    Millipore   Corporation   in   partial
                    consideration for the divestiture sale
                    of  the  intellectual property related
                    to the former Life Science Division of
                    Millipore Corporation.

Item 4.   Purpose of Transaction
      The shares of Common Stock of PerSeptive Biosystems, Inc. reported herein were acquired by the reporting persons as a result of the election by PerSeptive Biosystems, Inc. to redeem the first installment of its Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, on the required redemption date by the conversion of an aggregate of 1,000 shares of such Preferred Stock into Common Stock in accordance with the terms of the Certificate of Designations with respect to such Preferred Stock. An aggregate of 4,000 shares of Series A Redeemable Convertible Preferred Stock were delivered to Millipore Corporation and Millipore Investment Holdings Ltd. pursuant to the divestiture sale of the former Millipore Life Science Division to PerSeptive Biosystems, Inc. on August 22, 1994. The shares of such Preferred Stock are mandatorily redeemable in four equal annual installments on August 22, 1995, 1996, 1997 and 1998 at a cash redemption price of $10,000 per share or by conversion into that number of shares of Common Stock of PerSeptive Biosystems yielded by dividing $10,000 per share by the average closing price for such Common Stock on the 10 trading days ending on the fifth business day prior to each redemption date. Reference is made to the Certificate of Designations of Series A Redeemable Convertible Preferred Stock, $0.01 Par Value, of PerSeptive Biosystems, Inc. attached as Exhibit 1.
(a) It is expected that future mandatory redemptions of such Preferred Stock may be effected through the
       conversion   into  additional  shares  of  PerSeptive
       Biosystems, Inc. Common Stock.
(b)-(j)While the reporting persons are entitled to certain rights in the event of a default by PerSeptive Biosystems, Inc. in its obligation to redeem the
       shares   of   the  Series  A  Redeemable  Convertible
       Preferred Stock on the mandatory redemption dates; neither of the reporting persons have any plans or
       proposals  relating  to  material  changes   in   the
       issuer's business or corporate structure, including those matters enumerated in paragraphs (b) through
       (j) of Item 4 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
(a)  Millipore Corporation                     421,436 shares  2.4%*
     Millipore Investment Holdings Ltd.        490,763 shares 2.8%*
                                               912,199        5.3%*

  *  Based  on 17,287,533 shares outstanding as of  March
      29,  1996,  as  reported in PerSeptive  Biosystems,
      Inc.   Proxy   Statement  for  Annual  Meeting   of
      Stockholders to be held May 6, 1996, dated April 3,
      1996.
(b)   Millipore Corporation 421,436 shares sole power to vote or dispose
      Millipore Investment Holdings Ltd.  490,763 shares sole power to vote or dispose
(c) There have been no transactions in the Common Stock of PerSeptive Biosystems, Inc. by the persons enumerated in paragraph (a) above within the last 60 days.
(d)-(e) Paragraphs (d) & (e) of Item 5 of Schedule 13D are Not
     Applicable.
Item 6.Contracts, Arrangements, Understandings or
       Relationships With Respect to Securities of the
       Issuer.
This Item is Not Applicable.

Item 7.   Material to be Filed as Exhibits.
(1)   Certificate   of  Designations,  Series   A   Redeemable
      Convertible  Preferred  Stock,  ($0.01  Par  Value)   of
      PerSeptive Biosystems, Inc.

                          SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 17, 1996
                                           (Date)

                                MILLIPORE CORPORATION


                                By:/s/ Geoffrey Nunes
                                 Geoffrey  Nunes, Senior Vice President

                          MILLIPORE INVESTMENT HOLDINGS LTD.



                                     By: /s/ Peter Walcott
                                     Peter  W.  Walcott,  Vice President
Witness: /s/ Paul O'Connor
Nashua, New Hampshire